

HIGHVELD
STEEL AND VANADIUM CORPORATION LIMITED

A member of the Anglo American plc group

Abridged Chairman and CEO's Review and Financial Distribution to Shareholders

- **HEADLINE EARNINGS R1 722 MILLION**
- **OPERATING PROFIT R2 773 MILLION**
- **FINAL DIVIDEND OF 400 CENTS PER SHARE**

Results for the year ended 31 December 2005

The Group's financial results for the year ended 31 December 2005 set out below have been prepared in accordance with the principal accounting policies of the Group, which comply with International Financial Reporting Standards (IFRS) and in the manner required by the Companies Act in South Africa and which are consistent with those applied in the previous year except for IFRS 2 on share-based payments adopted for the first time during the year, and a change in accounting policy based on IAS 19 – Employee benefits. Comparative information was not adjusted as a result of the impact of these on previous periods being immaterial. These results are presented in terms of IFRS applicable to interim financial reporting.

These abridged financial statements have been derived from the Group financial statements and are consistent in all material respects with the Group financial statements.

The financial information has been audited by Deloitte & Touche, whose unqualified report is available for inspection at the Corporation's registered office.

ABRIDGED CONSOLIDATED INCOME STATEMENTS

	Note	Audited for the year ended 31 Dec 2005 Rm	31 Dec 2004 Rm
CONTINUING OPERATIONS			
Revenue	7	**7 155**	5 036
Operating profit before depreciation		**3 005**	1 390
Depreciation and scrapping of property, plant and equipment		**232**	340
Operating profit		**2 773**	1 050
Profit on disposal of investments		**243**	–
Interest and investment income received		**74**	44
Interest paid		**38**	41
Profit before taxation		**3 052**	1 053
Taxation charge		**1 136**	311
Profit after taxation		**1 916**	742
DISCONTINUED OPERATION			
Profit on disposal of discontinued operation		**–**	5
Taxation charge		**–**	2
Profit after taxation		**–**	3
TOTAL OPERATIONS			
Revenue	7	**7 155**	5 036
Operating profit before depreciation		**3 005**	1 390
Depreciation and scrapping of property, plant and equipment		**232**	340
Operating profit		**2 773**	1 050
Profit on disposal of investments		**243**	–
Interest and investment income received		**74**	44
Interest paid		**38**	41
Profit before disposal of discontinued operation		**3 052**	1 053
Profit on disposal of discontinued operation		**–**	5
Profit before taxation		**3 052**	1 058
Taxation charge		**1 136**	313
Profit attributable to Highveld shareholders		**1 916**	745
Basic earnings per share		**Cents**	Cents
Basic		**1 936.2**	757.8
Basic – Diluted		**1 932.6**	750.6
Reconciliation of headline earnings		**Rm**	Rm
Attributable profit		**1 916**	745
Add/(deduct) after tax effect of:			
Profit on disposal of investments		**(230)**	–
Loss on disposal and scrapping of property, plant and equipment		**36**	124
Profit on disposal of discontinued operations		**–**	(3)
Headline earnings		**1 722**	866
Headline earnings per share		**Cents**	Cents
Headline		**1 739.8**	880.8
Headline – Diluted		**1 736.5**	872.4
Number of shares		**Million**	Million
Ordinary shares in issue as at year-end date*		**99.1**	98.6
Weighted average number of ordinary shares*		**99.0**	98.2
Diluted number of ordinary shares*		**99.2**	99.2

**Rounded to nearest hundred thousand*

ABRIDGED CONSOLIDATED BALANCE SHEETS

	Note	Audited 31 Dec 2005 Rm	31 Dec 2004 Rm
Non-current assets		**1 678**	1 848
Property, plant and equipment		**1 571**	1 194
Held-to-maturity investments		**3**	–
Available-for-sale investments		**104**	654
Current assets		**2 221**	1 881
TOTAL ASSETS		**3 899**	3 729
EQUITY AND LIABILITIES			
Shareholders' equity		**1 325**	2 337
Non-current liabilities		**386**	312
Financial leases		**36**	115
Long-term provisions	3	**186**	97
Deferred taxation		**164**	100
Current liabilities	4	**2 188**	1 080
TOTAL EQUITY AND LIABILITIES		**3 899**	3 729
(Net borrowings)/net cash and cash equivalents	5	**(98)**	146
Net worth – cents/share		**1 336**	2 370

ABRIDGED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

	Audited for the year ended 31 Dec 2005 Rm	31 Dec 2004 Rm
Actuarial loss on defined benefits (impact of IAS 19)	**(31)**	–
Tax on above item taken directly to equity (impact of IAS 19)	**9**	–
Exchange differences on translation of foreign operations	**(34)**	(1)
Fair value revaluation	**–**	92
Net (expense) income recognised directly in equity	**(56)**	91
Transfers:		
Fair value reclassified to income	**(166)**	–
Attributable profit for the year	**1 916**	745
Total recognised income and expense for the year	**1 694**	836

ABRIDGED CONSOLIDATED CASH FLOW STATEMENTS

	Audited for the year ended 31 Dec 2005 Rm	31 Dec 2004 Rm
Cash available from operations before taxation paid	**2 708**	1 251
Dividends paid	**(2 724)**	(138)
Taxation paid	**(655)**	(93)
Cash (outflow)/inflow from operating activities	**(671)**	1 020
Cash inflow/(outflow) from investing activities	**412**	(461)
Proceeds on disposal of investments	**1 076**	–
Other investing activities	**(664)**	(461)

SEGMENTAL REPORTS

	Audited for the year ended 31 Dec 2005 Rm	31 Dec 2004 Rm
Revenue		
Steelworks	**2 846**	2 748
Vanadium	**3 624**	1 123
Ferro-alloys	**685**	1 165
Total revenue	**7 155**	5 036
Operating profit		
Steelworks	**552**	409
Vanadium	**2 194**	349
Ferro-alloys	**27**	292
Total operating profit	**2 773**	1 050

NOTES TO THE FINANCIAL STATEMENTS

1. **Companies Act and Listings Requirements**
General compliance with the Companies Act no. 61 of 1973 as well as the Listings Requirements of the JSE Limited has been maintained throughout the reporting periods.

2. **Related party transactions**
Transactions entered into between the Group and its related parties during the reporting periods were arm's length transactions between willing parties at fair value.

3. **Long-term provisions**
The increase in long-term provisions is mainly attributable to an increase in the long-term portion of environmental rehabilitation and decommissioning provision of R55 million and an increase in the provision for post-retirement medical benefits of R34 million.

4. **Current liabilities**
Current liabilities increased from the prior year mainly as a result of an increase of R403 million in the Group's taxation liability.

5. **(Net borrowings)/net cash and cash equivalents**
(Net borrowings)/net cash and cash equivalents on hand are calculated by subtracting the financial leases (long-term debt) and the short-term loans from the cash and cash equivalents.

6. **Consolidated statement of changes in shareholders' equity**

		Non-distributable reserves			
2004	**Share capital and share premium Rm**	**Translation and share based payment reserve Rm**	**Fair value reserve Rm**	**Retained profit Rm**	**Total Rm**
Exchange differences on translation of foreign operations		(1)			(1)
Net income recognised directly in equity	–	(1)	–	–	(1)
Fair value reclassified to income			92		92
Attributable profit for the year				745	745
Total recognised income and expense for the year	–	(1)	92	745	836
Balance at 31 December 2003	560	1	78	990	1 629
Recognition of share based payments					
Dividends paid				(138)	(138)
Proceeds from shares issued	10				10
Balance at 31/12/2004	**570**	**–**	**170**	**1 597**	**2 337**
2005					
Actuarial loss on defined benefits (impact of IAS 19)				(31)	(31)
Tax on above item taken directly to equity (impact of IAS 19)				9	9
Exchange differences on translation of foreign operations		(34)			(34)
Net income recognised directly in equity	–	(34)	–	(22)	(56)
Fair value reclassified to income			(166)		(166)
Attributable profit for the year				1 916	1 916
Total recognised income and expense for the year	–	(34)	(166)	1 894	1 694
Balance at 31 December 2004	570	–	170	1 597	2 337
Recognition of share based payments (impact of IFRS 2)		3			3
Dividends paid				(2 724)	(2 724)
Proceeds from shares issued	15				15
Balance at 31/12/2005	**585**	**(31)**	**4**	**767**	**1 325**

7. **Supplementary revenue information**

		Unaudited 31 Dec 2005	Unaudited 31 Dec 2004
Sales volumes of major products			
Total steel	Tons	**735 307**	821 340
Vanadium pentoxide (Vanchem)	kg V_2O_5	**4 406 811**	4 365 985
Ferrovanadium (Vanchem)	kg V	**1 749 762**	2 072 555
Vanadium slag	Tons	**66 750**	67 587
Weighted average selling prices achieved for major products			
Total steel	S/t	**566**	500

Strategic direction

Highveld's corporate vision is to create superior value and benefits on a sustainable basis across commodity cycles for all stakeholders, by developing the business into the world's leading vanadium products producer, co-producing low cost niche market steel products.

Financial results

Significantly improved market conditions for the Group's range of vanadium products contributed to the doubling of headline earnings to R1 722 million from the R866 million achieved in 2004. Operating profit improved significantly to R2 773 million from R1 050 million.

Efforts to further reduce costs and improve efficiencies, yields and output continued during 2005 as part of Highveld's vision of being a low cost producer. Total cost savings in 2005 were R232 million compared with R264 million achieved in 2004.

The Group's net borrowing position at year-end was R98 million compared with a net cash on hand balance of R146 million at 31 December 2004.

Profit attributable to shareholders for the year was R1 916 million compared with R745 million for the 2004 financial year. This was after a tax charge of R1 136 million (2004: R313 million) and an unanticipated R80 million provision for future environmental rehabilitation and decommissioning costs, arising from the recent approval of the Corporation's Integrated Water and Waste Management Plans ("IWWMP") by the Department of Water Affairs and Forestry.

Headline earnings per share increased to 1 739.8 cents, compared with 880.8 cents in 2004.

Proceeds from the sale of the Acerinox, S.A. shares and the Group's shareholding in Columbus Stainless (Proprietary) Limited amounted to 1 088.9 cents per share.

Total dividends declared for the year, including the special dividends and a final dividend of 400 cents, will amount to 2 830 cents (2004: 440 cents).

Operations

Vanadium

On the back of record steel production worldwide and global vanadium supply difficulties, vanadium reached all-time record prices towards the end of the first quarter and peaked at more than double the previous record price achieved during 1989. In line with reduced steel demand and production, together with improved vanadium supply, prices consolidated and started to decline towards the end of the second quarter, to more sustainable levels. During the third quarter, prices of ferrovanadium, followed by vanadium pentoxide, declined sharply, reaching a low during August before starting to recover. The weighted average price achieved for ferrovanadium in 2005 was US$59 per kilogram vanadium compared with US$20 per kilogram vanadium in 2004.

During the first half of 2005 the Group's Vanchem operation produced above expected production levels. Production during the second half was adversely affected by a shutdown of kiln no. 3, to complete modifications to the discharge end, and a kiln refractory reline. On the environmental side, a new thickener and slimes dam were commissioned during the second half of 2005 as well as two new ammonia scrubber units. Plans to build a storm water dam and storm water trenches, as well as various waste water treatment projects in line with the IWWMP, were submitted to the Department of Water Affairs and Forestry with work commencing during the second half of 2005.

Steel

World crude steel production of 1.129 billion tons was another all-time record, having surpassed the 1.038 billion tons produced in 2004. China again accounted for most of the increase, with total production of 349.4 million tons, up 24.6 per cent on 2004 production. China now accounts for 31.5 per cent of global steel production. In 2005 India also reflected above average growth, having produced 38 million tons, a growth in output of 16.7 per cent. Demand did not keep up with this growth in steel output, leading to price reductions during the year.

Total steel despatches in the South African market declined by 7 per cent from 2004 and by comparison, the Group's despatches were 6.7 per cent down on 2004. The prospects over the medium-term are, however, positive, given the number of capital projects that have been announced for infrastructural improvements, mining projects and the 2010 Soccer World Cup. The decision earlier in 2005 to supply grade 350WA steel as the new standard for structural steel into the local market appears to have been well received by consumers.

Since the successful commissioning of furnace no. 5 to the new open slag bath configuration at the Iron plant, the furnace has produced iron and vanadium above expectations. Due to this conversion, the Iron plant only operated six furnaces for six months, which impacted on iron and vanadium production. It is currently planned to convert furnace no. 6 during 2006.

Ferro-alloys

The weakening of the ferro-alloy markets during the latter part of 2004 continued throughout 2005, resulting in a decision to switch all furnaces off during the winter months at both Transalloys and Rand Carbide.

Safety, Health, Environmental and Quality

With deep regret it is reported that a fatal accident involving an employee occurred

On the environment and quality fronts, ISO 14001 and ISO 9001 re-certification audits were conducted by the certification authority within the Group and the certification was maintained. The implementation of the OHSAS 18001 Safety Management System continued, as well as integration thereof with other management systems. It is envisaged that this process will be finalised with certification audits during 2006.

Investments

During the year the Group disposed of its 12 per cent interest in Columbus Stainless (Proprietary) Limited and its holding of 2.9 per cent in Acerinox, S.A. The total proceeds realised amounted to R1 076 million which resulted in a profit on sale of R243 million.

Capital expenditure

Capital expenditure for the year, aimed mainly at improving the Group's production costs and at addressing environmental requirements, amounted to R624 million (2004: R421 million). The total commitment in respect of further capital expenditure as at 31 December 2005 was R582 million (2004: R314 million). This expenditure will be funded from internally generated cash flows and available borrowing facilities.

Transformation

Transformation forms an integral part of the Highveld business strategy and is a focus point for managing the business.

The importance of transformation is evidenced by the amendment, in 2005, of the Board Charter to extend the responsibilities of the Employment Equity Committee. In line with these new responsibilities, it was renamed the Transformation Committee. This Committee is now responsible for the full spectrum of the Group's transformation activities and programmes. This includes not only compliance with the Broad-Based Socio-Economic Charter for the Mining Industry and the Broad-Based Black Economic Empowerment Act, but also ensures that the spirit of transformation is conveyed – within the Group and outside – in aspects such as its supply chain and community projects.

Directorate

Trevor Jones retired as non-executive Chairman of the Group with effect from 31 March 2005. On behalf of the Highveld Board, we extend our appreciation to him for his significant contribution during his 37 years with the Corporation and for the leadership role he played most recently as non-executive Chairman. The Board wishes him well in his retirement.

Anglo American plc announcement

Shareholders were advised of the intention of Anglo American plc to sell its approximate 79 per cent shareholding in Highveld in line with its future business strategies and objectives. The directors have been advised by Anglo American plc that advisors have been appointed for the sale process and that non-binding bids from a number of interested parties have been received. Participants in this process will commence their due diligence investigations in the coming weeks. The Board of Highveld has appointed a committee of independent directors to advise it on matters relating to this sale as it affects Highveld. This committee has appointed Standard Bank to carry out a valuation and a fair and reasonable exercise once a final binding bid is received.

Outlook for 2006

Despite announcements and speculations of new capacity, the global supply and demand fundamentals for the vanadium market have not changed significantly in recent months. The demand for vanadium products is likely to remain stable but the price levels seen in 2005 are not expected to be repeated in 2006.

A strong improvement in domestic demand for Highveld's steel products is expected in 2006, supported by stable interest rates and an upswing in new construction and industrial projects.

It would appear that global steel demand in 2006 will remain weak. However, production cuts announced by some major international producers should counteract the impact on prices. The current strength of the Rand will continue to place pressure on export margins.

Taking into account the above factors, Highveld's 2006 operating performance is not anticipated to match the levels achieved in 2005.

The Group's cost savings programme continues to yield positive results and it is expected that further savings will be achieved in 2006. The Group's restructuring and continuing capital expenditure programmes are also well advanced and should assist in achieving improved operational efficiencies and cost savings.

In conclusion, the Board thanks the executives, management and all the Highveld employees for their efforts and dedication, which contributed to the success achieved in 2005.

For and on behalf of the Board

G G Gomwe – *Chairman*
A J de Nysschen – *Chief Executive Officer*

Witbank
1 February 2006

HIGHVELD STEEL AND VANADIUM CORPORATION LIMITED

(Incorporated in the Republic of South Africa)
(Registration no. 1960/001900/06)
Share code: HVL ISIN: ZAE000003422
("Highveld" or "the Corporation")

Notice of Final Ordinary Dividend

On Wednesday, 1 February 2006, the directors of the Corporation declared a final dividend no. 64 of 400 cents per share (South African currency) on the ordinary shares for the year ended 31 December 2005, as follows:

Amount (South African currency)	400 cents per share
Last day to trade to qualify for dividend (and for changes of address or dividend instructions)	Friday, 3 March 2006
Ex-dividend on the JSE Limited	Monday, 6 March 2006
Record date	Friday, 10 March 2006
Payment date of dividend	Monday, 13 March 2006

Share certificates may not be dematerialised or rematerialised between Monday, 6 March 2006 and Friday, 10 March 2006, both days inclusive.

By order of the Board

Ms A Diener
Company Secretary

Witbank
1 February 2006

The annual report will be posted to all registered shareholders during March 2006. Enquiries may be directed to email address: general@hiveld.co.za

DIRECTORS: G G Gomwe *(Chairman) (Zimbabwean)*, A J de Nysschen *(Chief Executive Officer)*, D D Barber, E Barnardo, I Botha, L Boyd, C B Brayshaw, C J Colebank, A Harris, L Matteucci, N B Mbazima *(Zambian)*, Ms D R Motsepe, Dr A J Pienaar and B J T Shongwe

ALTERNATE DIRECTOR: G F Young

COMPANY SECRETARY: Ms A Diener

Registered office
Portion 29 of the farm Schoongezicht no. 308 JS
District Witbank
Mpumalanga

Transfer secretaries
Computershare Investor Services 2004 (Proprietary) Limited
70 Marshall Street
Johannesburg, 2001